Exhibit 4.52

Capital Increase Agreement

on

Pintec (Yinchuan) Technology Co., Ltd.

between

Huatai (Ningxia) Enterprise Consulting Service Partnership (Limited Partnership)

and

Pintec (Ganzhou) Technology Co., Ltd.

(month)    (day),    (year)

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Capital Increase Agreement

Agreement No.: 2019HTZZ-TZ-01

This Capital Increase Agreement (hereinafter referred to as this “Agreement”) was entered into by and among the following parties on November 20, 2019 in Yinchuan City, Ningxia, China:

Investor: Huatai (Ningxia) Enterprise Consulting Service Partnership (Limited Partnership)

Unified social credit code: 91640100MA76G2LD8H

Registered address: Room 1405, 15A/F, Building 1, Phase 3 of Yinchuan iBi Yucheng Center, No. 490 Ning’an Street, Jinfeng District, Yinchuan City, Ningxia

Managing Partner: Pintec (Ganzhou) Technology Co., Ltd.

Target Company: Pintec (Yinchuan) Technology Co., Ltd.

Unified social credit code: 91640100MA76G1J49Q

Registered address: Room 1410, 15A/F, Building 1, Phase 3 of Yinchuan iBi Yucheng Center, No. 490 Ning’an Street, Jinfeng District, Yinchuan City, Ningxia

Legal representative: Cui Xiaofeng

Original Shareholder: Pintec (Ganzhou) Technology Co., Ltd.

Unified social credit code: 91360700MA38AR956U

Registered address: 502, Building B4, Ganzhou International Enterprise Center, north side of Xiangjiang Avenue and west side of North Huajian Road, Ganzhou Economic and Technological Development Zone, Ganzhou, Jiangxi

Legal representative: Wei Wei

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Whereas:

1. With the continuous focus of Ningxia Hui Autonomous Region on promoting enterprise access to the capital markets in its financial work, the government integrates and updates relevant incentive policies in response to the development of the capital markets both in and outside China to promote access to the capital markets and expand direct financing channels for enterprises. In response to the call of the policies above, Huatai (Ningxia) Enterprise Consulting Service Partnership (Limited Partnership) decided to make investment in Pintec (Yinchuan) Technology Co., Ltd.

2. The Target Company has a total of 1 registered shareholder at present. Its shareholding structure is as follows:

No.	Shareholder	Registered Capital (RMB ten thousand yuan)	Shareholding Ratio (%)
1	Pintec (Ganzhou) Technology Co., Ltd.	1200	100%
Total		1200	100%

3. The Target Company and the Original Shareholder agree to make additional capital contribution to the Target Company to increase the registered capital of the Target Company by RMB 8.00 million Yuan. The RMB 8.00 million Yuan is to be subscribed by the Investor in accordance with the terms and conditions specified herein, while the Original Shareholder waives its preemptive right for the capital increase. After the Capital Increase is completed, the total registered capital of the Target Company will be RMB 20.00 million Yuan. The Target Company shall purchase 60% equity interests in Pintec (Beijing) Technology Co., Ltd. after the capital increase.

4. The Investor agrees to make the additional capital contribution to the Target Company in accordance with the terms and conditions specified herein, for which the Investor, Huatai (Ningxia) Enterprise Consulting Service Partnership (Limited Partnership), will contribute RMB 500 million Yuan (¥500,000,000.00), including RMB 8.00 million Yuan to be included in the registered capital and RMB 492.00 million Yuan to be included in the capital reserve. With the contribution of RMB 8.00 million Yuan corresponding to the registered capital, the Investor holds 40% of the total registered capital of the Target Company after the capital increase is completed. The shareholding structure of the Target Company is as follows after the capital increase is fully completed:

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No.	Shareholder	Registered Capital (RMB ten thousand yuan)	Shareholding Ratio (%)
1	Pintec (Ganzhou) Technology Co., Ltd.	1200	60%
2	Huatai (Ningxia) Enterprise Consulting Service Partnership (Limited Partnership)	800	40%
Total		2000	100%

The Parties reached the following agreement for mutual compliance through friendly negotiation in accordance with the provisions of the relevant laws and regulations of the People’s Republic of China.

Article 1 Definitions

1.1	Unless otherwise indicated in the context herein, the following terms shall have the following meanings:

Unless otherwise indicated in the context herein, the following terms in this Agreement (including in Whereas) shall have the following meanings:

“Original Shareholder”	refers to “Pintec (Ganzhou) Technology Co., Ltd.”

“Capital Increase”	is specifically defined in item 3 in “Whereas” of this Agreement.

“Capital Increase Price”	is specifically defined in item 4 in “Whereas” of this Agreement.

“Execution Date”	refers to the date when the Parties hereto duly sign this Agreement.

“Closing Date”	refers to the date when the Investor makes full payment of the Capital Increase Price as required to the account designated by the Company.

“Registration Date”	refers to the date when the company completes the registration of share modification for the Capital Increase and obtains a new business license.

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“Closing Conditions”	refer to the prerequisites specified in Article 2 hereof for the Investor to pay the Capital Increase Price to the company.

“Transition Period”	refers to the period from the execution of this Agreement to the full payment of the Capital Increase Price by the Investor.

“Day”	refers to a calendar day.

“Working Day”	refers to a date except for the statutory and public holidays in the Chinese mainland.

“Fiscal Year”	refers to the period from January 1 of a year to December 31 of the same year; however, the last Fiscal Year of the company shall be from January 1 of the year in which the company is terminated to the date when the company is terminated.

“Affiliate”	refers to a party controlling, jointly controlling, or exercising significant influence on another party, and two or more parties under common control, joint control, or significant influence of the same party. “Control,” for a legal person, refers to that a person (or multiple persons acting in concert) controls, directly or indirectly: (i) over 50% voting capitals of the legal person, where the voting rights normally may be exercised at the shareholders’ meeting of the legal person; (ii) over 50% voting rights at the meetings of the board of directors or of a similar body of the legal person; or (iii) right to appoint and dismiss a majority of members of the board of directors or a similar body of the legal person. For any natural person, the Affiliate refers to his/her direct relatives (i.e. the spouse, children, siblings, and parents of the natural person), and any other entities controlled or jointly controlled, directly or indirectly, by the natural person and/or his/her direct relatives.

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“Renminbi” or “RMB”	refers to the lawful currency of the People’s Republic of China, which is denominated with “yuan” as the basic unit.

“Applicable Laws”	refers to all the laws, regulations, rules, provisions, interpretations, and other normative documents promulgated by the central and local legislation authorities and administration authorities (including but not limited to the market supervision and administrative authorities or other government authorities) and applicable to relevant matters, and the relevant judicial interpretations promulgated by judicial authorities.

“Transaction Conditions”	refer to all the agreements, decisions, and other documents (if any) negotiated, finalized, and performed by the Parties with respect to the matters of the Capital Increase.

“Material Adverse Effects” or “Material Adverse Changes”	refer to the effects or changes that (i) cause economic losses or debts over RMB 300,000 Yuan (RMB 300,000) to the involved party; (ii) affect the proper existence or lawful business operation of the involved party; (iii) result in an administrative penalty or criminal penalty on the involved party; or (iv) affect the legality, validity, binding effects, or enforceability of this Agreement.

“China”	refers to the People’s Republic of China (for the purpose of this Agreement, excluding Hong Kong Special Administration Region, Macao Special Administration Region, and Taiwan).

1.2	In this Agreement, unless other provided:

1.2.1	A reference to an “article,” “paragraph,” or “appendix” refers to the “article,” “paragraph,” or “appendix” of this Agreement.

1.2.2

This Agreement shall be interpreted as including the Agreement as extended, modified, amended, or supplemented from time to time by the Parties hereto, and including any documents under other relevant agreements intended to modify, waive, supplement, or amend this Agreement.

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1.2.3	The headings of the articles and appendices hereof are provided for reference only, and shall not affect the interpretation of the meanings hereof.

Article 2 Investment Prerequisites

The Parties confirm that the investment obligations of the Investor under this Agreement are subject to the satisfaction of all the conditions below:

2.1	The Parties obtain the relevant decisions required by the internal decision-making procedures of their enterprises, and duly sign this Agreement;

2.2

The Target Company amends its Articles of Association in accordance with the relevant provisions hereof, which amendment shall be duly signed by all the shareholders of the Target Company, and such amendment and signature shall be recognized in writing by the Investor;

2.3	All the relevant consents and approvals for this transaction have been obtained from government authorities (if applicable), the Target Company, and other third parties;

2.4

Except for those disclosed to the Investor, as an entity with continuous operation, the Target Company is free from any acts in violation of laws and regulations; the actual controller undertakes to the Investor that, the actual controller shall be held liable for any losses caused by any acts (if any) in violation of laws and regulations;

2.5

If the Target Company has issues not solved by the execution date of this Agreement, including but not limited to contingencies and conditions in violation of laws and regulations, the Original Shareholder and the Target Company shall issue a written list of issues, and the solutions to such issues shall be recognized in writing by the Investor;

2.6	During the Transition Period, the Target Company and the Original Shareholder undertake that:

2.6.1	There shall be no Material Adverse Changes in the operating or financial conditions of the Target Company during the Transition Period;

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2.6.2

Except for those disclosed to the Investor, the Target Company shall not impose or allow the imposition of any encumbrance on any assets or properties during the Transition Period. The Target Company shall not dispose of, directly or indirectly, its major assets by any means, and shall not incur or take any material debts (except for the disposal or debts occurred during the normal business operation);

2.6.3

The Original Shareholder shall not transfer, in part or in whole, the contribution amounts it made in the Target Company, or impose any encumbrance on its contribution amounts, including but not limited to pledge.

2.7	The amount of RMB 12.00 million Yuan contributed by the Original Shareholder of the Target Company has been paid in full; and

2.8

If the conditions under Article 2 hereof are not achieved within ten (10) Working Days from the execution of this Agreement by any reason, unless a written exemption of the Investor is obtained, the Investor has the right to unilaterally rescind this Agreement by sending a written notice.

Article 3 Additional Shares

3.1

The Parties agree that, the Investor shall make additional capital contribution to the Target Company in the amount of RMB 500 million Yuan (¥500,000,000.00), including RMB 8.00 million Yuan to be included in the registered capital of the Target Company, and RMB 492.00 million Yuan to be included in the capital reserve of the Target Company. After the Capital Increase, the shareholding structure of the Target Company is as follows:

Shareholder	Subscribed Capital Contribution	Contributed Capital	Shareholding Ratio (100%)
Pintec (Ganzhou) Technology Co., Ltd.	1200	1200	60%
Huatai (Ningxia) Enterprise Consulting Service Partnership (Limited Partnership)	800	800	40%
	2000	2000	100%

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3.2

The Parties agree that, based on the equity interests in the Target Company obtained by making the investment, the Investor shall be entitled to the relevant shareholder rights and take corresponding shareholder obligations in accordance with the provisions of laws, the Articles of Association, and this Agreement, and may be entitled to the rights and interests in the capital reserve, surplus reserve, and undistributed profits generated by the Target Company in proportion to its contribution ratio from the date of actual investment made by the Investor.

Article 4 Filing and Registration Formalities for the Capital Increase and Payment of Additional Capital

4.1

The Parties agree that, subject to the satisfaction of all the conditions under Article 2 hereof, the Investor shall fulfill its contribution obligations by paying the additional capital of RMB 500 million (¥500,000,000.00) to the following account of the Target Company within ten (10) Working Days from the execution of this Agreement:

Account name: Pintec (Yinchuan) Technology Co., Ltd.

Opening bank: China Merchants Bank Co., Ltd. Yinchuan Finance Street Branch

Bank account No.:951901755310902

4.2

The Parties agree that the capital contribution obligations of the Investor hereunder are fulfilled once the Investor pays the additional capital of RMB 500 million yuan (¥500,000,000.00) to the designated account above of the Target Company.

4.3

The Target Company shall submit legal documents related to this transaction, including but not limited to the Capital Increase Agreement, Articles of Association, the decision of the shareholders’ meeting on the capital increase, and the decision for appointing 1 person designated by the Investor as the director of the Company, to the competent market supervision and administration authority within ten (10) Working Days from receiving the additional capitals, so as to complete the formalities for registering the filing modification with respect to the capital increase.

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4.4

After the Investor pays the funds to the Target Company, upon the occurrence of a circumstance leading to the termination of this Agreement because the Parties violate the provisions of Article 4.3 hereof due to any reasons, the Target Company shall, within fifteen (15) Working Days from the termination of this Agreement, refund all the contribution amounts paid by the Investor; if the violation of the Article 4.3 hereof is caused by the Target Company, the Target Company shall further pay a penalty to the Investor at the annual rate of 10%, which penalty shall be calculated from the date when the contribution amounts are remitted to the account of the Target Company to the date of full refunding, while the Original Shareholder of the Target Company shall be jointly and severally liable for guaranteeing the payment of the amounts above by the Target Company.

4.5	The expenses for going through the modification registration or filing formalities with the market supervision and administration authority shall be borne by the Target Company.

Article 5 Preemptive Rights and Anti-dilution

5.1

If the Target Company has a decision passed at its shareholders’ meeting for increasing its registered capital, the Target Company shall first send a written notice to the Investor (“Notice of Proposed Capital Increase”), stating the type and amounts of the additional capital for the Target Company (“Proposed Additional Registered Capital”), time for the capital increase, and valuation or shareholding ratios of the Parties after the capital increase (however, this provision shall be subject to the prior approval at the shareholders’ meeting in accordance with the provisions of this Agreement), and stating that the Investor has the right to subscribe to the Proposed Additional Registered Capital in accordance with the provisions and regulations provided in the Notice of Proposed Capital Increase at the price specifically stated in the Notice of Proposed Capital Increase, so as to keep its shareholding ratio unchanged after a new round of capital increase or share issuance.

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5.2

Within thirty (30) consecutive days (“30-day Period”) from receiving the Notice of Proposed Capital Increase, the Investor shall have the right (but no obligation) to, after sending a written notice to other shareholders and the Target Company for consenting to or not consenting to subscribe to all or a part of the Proposed Additional Registered Capital (“Additional Capital to Be Subscribed”), subscribe to or not subscribe to all or a part of the Proposed Additional Registered Capital (“Additional Capital Subscribed”) in accordance with the provisions and regulations provided in the Notice of Proposed Capital Increase at the price specifically stated in the Notice of Proposed Capital Increase. The Investor shall notify the Target Company of its request (“Subscription Notice”) in writing within the 30-day Period. If multiple shareholders exercise the preemptive rights under Articles 5.1, 5.2, and 5.3 hereof and the total amount of the Additional Capital to Be Subscribed exceeds the Proposed Additional Registered Capital, the shareholders exercising the preemptive rights shall determine their preemptive rights in proportion to their shareholding ratios in the company.

5.3

If the Investor and other shareholders of the Target Company at that time do not subscribe to the Proposed Additional Registered Capital in full according to their preemptive rights, the Target Company has the right to, within ninety (90) consecutive days from the first day following the expiration of the thirty (30) day period, sell the Proposed Additional Registered Capital not subscribed to a potential subscriber at the price no less than that stated in the Notice of Proposed Capital Increase according to conditions no more preferential than those provided to the Investor. If, for any reasons, the potential subscriber fails to subscribe to the Proposed Additional Registered Capital not subscribed within the period above at the price above according to the conditions above, the capital increase initiated by the Target Company to the potential subscriber according to the provisions above and the Notice of Proposed Capital Increase shall be terminated. If the company intends to continue to increase its registered capital, it shall follow the procedure for capital increase in strict compliance with the provisions of Articles 5.1, 5.2, and 5.3 hereof.

5.4

The Target Company undertakes that, in subsequent financing, if the price for the additional capital raised by the Target Company is lower than the price for the additional capital contributed by the Investor (“Depreciation Financing”) with the consent of the Investor, the Investor has the right to calculate the ratio that is to be held by the Investor in the registered capital and shares with the capital increase price unchanged at the time of investment on the basis of the capital increase price for the Depreciation Financing, or calculate the capital increase price to be paid by the Investor with the ratio it holds in the registered capital and shares unchanged on the basis of the capital increase price for the Depreciation Financing, and the Original Shareholder shall transfer the corresponding shares to the Investor or compensate the Investor in cash. Other shareholders of the Target Company shall vote for and sign relevant decisions to ensure the implementation of the share transfer above. For the purpose of this Agreement, the “capital increase price” refers to the consideration to be paid for each yuan of the additional registered capital.

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5.5

If the Original Shareholder transfers shares to the Investor in accordance with Article 5.4 hereof, such share transfer shall be free of charge; if such transfer cannot be made free of charge under the applicable laws of China, the price for such share transfer shall be the minimum price allowed by the applicable laws of China and acceptable to competent government authorities, and the Original Shareholder shall, when or after signing the share transfer agreement, separately sign a document for exempting the obligations of paying the share transfer price at the request of the Investor. If the exemption of the obligations of paying the share transfer price is not allowed under the prevailing applicable laws of China or by the competent government authorities, after the Investor pays the transfer price, the Original Shareholder shall separately compensate the Investor with the same amount by other proper means to protect the Investor from paying any expenses for receiving the shares. If the Investor has to pay any taxes for its act of receiving the shares under the applicable laws of China, all such taxes shall be borne by the Original Shareholder, or be compensated by the Original Shareholder after being paid by the Investor, so as to protect the Investor from paying any taxes for receiving the shares.

5.6

Upon the occurrence of an event triggering the adjustment specified in Article 5.4, if the founder shareholder is prohibited by the applicable laws of China from adjusting the shares of the Target Company as provided in Articles 5.5 and 5.6, the Parties shall implement other adjustments not implemented before immediately after such legal obstacles are removed, and shall make their best to ensure the payment of the amounts above by the Original Shareholder to the Investor by other means to protect the Investor from suffering any losses in its relevant rights and interests.

5.7

In the event of Depreciation Financing, if the rights granted by the company to the shareholder acquiring the shares in the company via the Depreciation Financing are more preferential than the rights granted to the Investor, the Investor shall automatically be entitled to such more preferential rights.

5.8

The anti-dilution rights in the event of Depreciation Financing and the preemptive rights with respect to the Proposed Additional Registered Capital held by the Investor under Article 5 hereof are not applicable to employee share incentives passed by the Target Company, that is, the company shares or subscription rights (if any) granted by the Target Company to senior officers and other employees.

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5.9

With respect to the issuance of the Proposed Additional Registered Capital meeting the provisions of Article 5 hereof, the Parties agree to make their best to complete all legal procedures required for such issuance, including but not limited to signing the transaction documents, voting for such capital increase in relevant decisions of the shareholders’ meeting and/or board of directors, performing assets evaluation (if necessary), and completing the registration with the market supervision and administration authority and other relevant government approval and registration within the time limit provided in this Agreement.

Article 6 Corporate Governance

6.1

After the Capital Increase, the Target Company shall set up a board of directors consisting of 3 directors, for which the Investor has the right to designate 1 director for the Target Company while the Original Shareholder may designate 2 directors; the Parties agree to approve the person nominated by Yinchuan Xingyin Investment Fund Partnership (Limited Partnership)—the limited partner of the Investor Huatai (Ningxia) Enterprise Consulting Service Partnership (Limited Partnership)—to take the post above in the Target Company. The Target Company shall go through the modification or filing formalities above while going through the formalities for modifying its business license.

6.2

The Parties agree and warrant that, all the directors, supervisors, and senior officers designated for the Target Company shall have the qualifications in compliance with the provisions of relevant laws and regulations including the Company Law. When a director or supervisor nominated by a Party resigns or is dismissed, the Party nominating such director or supervisor shall continue to nominate a replacement candidate, and the Parties shall warrant to vote for such replacement candidate to be appointed as the director or supervisor of the company at the relevant shareholders’ meeting; provided, however, that the nomination shall be in compliance with the provisions of the relevant laws and regulations including the Company Law.

6.3

Any investment, guarantee, or loans provided to external parties by the Target Company shall be subject to the review of the Investment Decision Committee of the Investor before a shareholders’ meeting is called for a decision.

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6.4

The Investor, as a shareholder, has the right to be informed of and supervise the business operation and management of the company, has the right to receive financial, management, business operation, market, or other information and materials of the company, and has the right to provide recommendations to and to receive the reports from the management with respect relevant matters. The company shall promptly provide the following materials and information to the Investor:

6.4.1

Within thirty (30) days from the last day of each calendar quarter, provide the quarterly consolidated management accounts, including the profit statement, balance sheet, cash flow statement, and cost analysis statement;

6.4.2	Within forty five (45) days from the end of each calendar year, provide the annual consolidated management accounts of the company;

6.4.3	Within one hundred and twenty (120) days from the end of each calendar year, provide the annual consolidated audited accounts of the company;

6.4.4	Within at least thirty (30) days prior to the end of each calendar year/Fiscal Year, provide the annual business plan, annual budget, and predicted financial statements of the company;

6.4.5	Within thirty (30) days after the Investor receives the management accounts, provide the Investor with the opportunity to discuss with the company about and review the management accounts; and

6.4.6

Provide other statistical data and other financial and transaction information in the format required by the Investor, so that the Investor is properly informed of the information about the company to protect its interests.

Article 7 Share Transfer

7.1

Without the written approval of the shareholders’ meeting of the Target Company (which approval shall contain the written consent of the Investor), the Original Shareholder, and incentive recipients (“Incentive Recipients”) directly holding equity interests in the Target Company through the share incentive plan that has been approved, or indirectly holding equity interests in the Target Company through their shares in the properties of the shareholding platform established by the Target Company for share incentives, shall not transfer, directly or indirectly, any shares they held in the Target Company, impose pledge or other encumbrances on their shares, or make any other arrangements that may change the shareholding structure of the Target Company (“Disposal”).

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7.2

When transferring its shares held in the Target Company to external parties, the Original Shareholder shall obtain the prior consent of the Investor, and the Investor has the preemptive right to purchase the shares to be transferred.

Article 8 Debts and Contingent Debts

8.1

The Original Shareholder and the Target Company undertake and warrant that, except for those disclosed to the Investor, the Target Company has not entered into any external guarantee documents, and there are no other debts not disclosed or contingent risks in public safety, tax, labor dispute, environment protection, etc. The Original Shareholder shall be held solely liable for the contingent liabilities or other debts not disclosed. If the Target Company takes and pays off the debts above first, leading to losses of the Target Company, the Original Shareholder shall compensate the Target Company in full within five (5) Working Days from the actual occurrence of such losses, and the Original Shareholder shall fulfill its compensation obligations by using the dividends it obtained from the Target Company or by using the funds it raised from other legal channels.

Article 9 Related-party Transactions and Horizontal Competition

9.1

The Original Shareholder and the Target Company confirm that, as of the execution date of this Agreement, the related-party transactions entered into by the Target Company but not completely fulfilled are fair and equitable without conditions detrimental to the interests of the Target Company or unreasonably increasing the burden on the Target Company.

9.2

The Parties agree that, after the execution of this Agreement, the Target Company shall make its best efforts to gradually reduce related-party transactions, enter into a relevant agreement with related parties on the principles of fairness and equality based on market prices for necessary related-party transactions to define the rights and obligations, and follow the internal decision-making procedures in accordance with the Articles of Association and relevant regulations of the Target Company.

Article 10 Warranties and Undertakings

Each Party hereto severally but not jointly represents, warrants, and undertakes as follows:

10.1

It is a legal person or other organization duly established and validly existing under the laws of China, or a natural person having the nationality of the People’s Republic of China without holding dual nationalities.

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10.2

It has the full and sufficient rights and authorities to enter into and perform this Agreement, and has the capacity for civil conduct to enter into this Agreement in accordance with the laws of China.

10.3	It warrants that all the documents and information it provided for entering into this Agreement are true and valid.

10.4	The execution or performance of this Agreement will not violate any material contract or agreement to which it is a party or which is binding on it or its relevant assets.

10.5

Its legal representative or entrusted agent signing this Agreement has obtained the full rights and authorities required for executing and performing this Agreement in accordance with the valid certificate of legal representative or the valid power of attorney.

10.6

It has disclosed, on a sufficient, detailed, and timely basis, all the information and data that need to be known and possessed by the other parties in connection with this Transaction, which are free from material omissions, misleading, or falsified content.

10.7

The representations, warranties, and undertakings made by it in this Agreement are true, correct, and complete as of the execution date of this Agreement, and will remain true, correct, and complete when and after this Agreement becomes effective.

10.8	It warrants to fully and properly perform all the content of this Agreement.

10.9

It warrants to keep the confidentiality of the information contained herein except for the disclosure required by the law or relevant regulatory authorities/competent authorities (if applicable) and for going through the filing and modification formalities, or the disclosure to the intermediary institution in connection with this Agreement.

10.10

As of the execution date of this Agreement, the Capital Increase has been approved by the board of directors and at the shareholders’ meeting of the Target Company, while the Original Shareholder waives its preemptive rights for this Capital Increase.

10.11

Any item in the representations and warranties above shall be without prejudice to any other provisions in such representations and warranties, and nothing in this Agreement shall impose any limit on the scope or applicability of the representations and warranties above.

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Article 11 Notice and Delivery

1.1

During the term of this Agreement, if a Party loses its qualification and/or capabilities for performing this Agreement due to changes in laws, regulations, and policies, affecting the performance of this Agreement, the Party is obliged to notify other parties within 10 (ten) Working Days.

1.2

The Parties hereto agree that any notice in connection with this Agreement shall be effective only if it is delivered in writing, including but not limited to by fax, express delivery, mail, and email. Such notice shall be deemed as delivered on the date when the fax is transmitted successfully and received by the recipient if it is sent by fax, on the date when the notice is received by the recipient if it is sent by express delivery or personal delivery, on the 7th working day if it is sent by registered mail, or immediately when the email is sent successfully and confirmed by telephone if it is sent by email.

1.3	The notice shall be deemed as effectively delivered if it is delivered to the following address, transmitted to the following fax number, or sent to the following email box:

Investor:Huatai (Ningxia) Enterprise Consulting Service Partnership (Limited Partnership)

Address: Room 1405, 15A/F, Building 1, Phase 3 of Yinchuan iBi Yucheng Center, No. 396 Liupanshan Road, Yandun Lane, Jinfeng District, Yinchuan City

Attention: Wang Peicheng Tel.: [Redacted]

Email: peicheng.wang@pintec.com

Target Company:Pintec (Yinchuan) Technology Co., Ltd.

Address: Room 1410, 15A/F, Building 1, Phase 3 of Yinchuan iBi Yucheng Center, Yinchuan City, Ningxia

Attention: Wang Peicheng Tel.: [Redacted]

Email: peicheng.wang@pintec.com

Original Shareholder: Pintec (Ganzhou) Technology Co., Ltd.

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Address: 10/F, Heng’an Plaza, No. 17 North Dongsanhuan Road, Chaoyang District, Beijing

Attention: Wang Peicheng

Tel.: [Redacted]

Email: peicheng.wang@pintec.com

Article 12 Breach of Agreement and Liabilities

12.1

After this Agreement becomes effective, the Parties shall comprehensively, properly, and promptly perform their obligations and commitment in accordance with the provisions hereof; a breach of agreement is constituted if any party hereto violates the provisions hereof, fails to perform or fails to properly perform this Agreement, makes untrue representations or warranties hereunder, or fails to perform the undertakings it made hereunder.

12.2	The Parties agree that, unless otherwise provided herein, the penalty under this Agreement shall be 30% of the total amount invested by the Investor.

12.3

Upon the occurrence of a breaching act, the breaching party shall pay a penalty to the non-breaching party within 10 (ten) working days, and shall compensate the non-breaching party for losses arising from its breach.

12.4

The payment of the penalty shall not affect the rights of the non-breaching party to require the breaching party to make compensation for losses or continue the performance of this Agreement, or to rescind this Agreement.

12.5

A failure or delay in exercising a right provided in this Agreement or by law shall not constitute a waiver of such right or other rights, and the single or partial exercise of a right provided in this Agreement or by law shall not preclude the party from further exercising such right or other rights.

Article 13 Amendment, Rescission, and Termination of Agreement

13.1	Any modification and amendment to this Agreement shall be separately negotiated by the Parties, and may become effective only after a written agreement is jointly signed.

13.2	This Agreement shall be immediately rescinded under the following circumstances:

13.2.1	The Target Company fails to receive 60% equity interests held by the Original Shareholder in Pintec (Beijing) Technology Co., Ltd.

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13.2.2	The Parties negotiate to rescind this Agreement;

13.2.3

Any party has a breaching act, and fails to make rectification within thirty (30) days after the non-breaching party sends a written notice to the party requesting rectification, or the party has two or more breaching acts in total, the non-breaching party has the right to unilaterally rescind this Agreement;

13.2.4	This Agreement cannot be performed due to force majeure.

13.3	The party requesting the rescission of this Agreement shall notify other parties in writing, which notice shall become effective once it is served on such other parties.

13.4	The rescission of this Agreement shall not affect the rights of the non-breaching party to request the breaching party to pay a penalty and make compensation for losses.

13.5	Unless the Parties hereto negotiate and reach a written agreement, neither Party may transfer its rights and obligations in or under this Agreement in whole and/or in part.

Article 14 Dispute Resolution

14.1

The validity, interpretation, and performance of this Agreement shall be governed by the laws of the People’s Republic of China. Laws and regulations promulgated after the execution of this Agreement shall not be retroactively applicable to this Agreement unless otherwise specifically provided in such laws and regulations. However, the Parties hereto may negotiate to make necessary adjustments to this Agreement in response to changes.

14.2

Any dispute arising from this Agreement among the Parties hereof shall be solved through friendly negotiation first; if the negotiation fails after the occurrence of the dispute, the dispute may be submitted to a competent court at the place of the Investor for solution.

14.3

During the proceedings held in accordance with this article, except for the litigation matters, the Parties shall maintain the validity of other valid provisions hereof; the Parties shall continue to perform its remaining obligations hereunder and exercise its rights hereunder except for the obligations involved in the litigation matters.

Article 15 Supplementary Provisions

15.1

The Parties agree that, in the event of a discrepancy or conflict between the provisions hereof and the relevant laws, regulations, rules, or normative documents, the relevant laws, regulations, rules, or normative documents prevail, and the Parties agree to modify this Agreement and enter into a relevant supplementary agreement on the precondition that the rights and interests of the Investor are protected.

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15.2

Unless otherwise provided herein, the Parties shall bear their respective costs and expenses related to the negotiation, drafting, execution, and performance of this Agreement and the documents referred to in this Agreement. The expenses related to the approval for the Capital Increase, capital verification, auditing, and registration of modification with the market supervision and administration authority for the Target Company shall be borne by the Target Company.

15.3

Subject to the provisions hereof, the Parties may separately enter into a supplementary agreement or document for matters not covered herein, and such supplementary agreement or document shall be an integral part of and equally authentic as this Agreement.

15.4

This Agreement shall become established and effective immediately after being signed by and affixed with the official stamps of the Parties. This Agreement is written in Chinese and made in seven counterparts; each Party hereto holds two counterparts, and the remaining counterparts shall be used for filing or applying for modification registration with the market supervision and administration authority. The counterparts shall have the same legal force.

(No text below)

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(This page contains no text, but is the signature page to the Capital Increase Agreement between Huatai (Ningxia) Enterprise Consulting Service Partnership (Limited Partnership) and Pintec (Yinchuan) Technology Co., Ltd. (Agreement No.: 2019HTZX-TZ-01)

Investor: Huatai (Ningxia) Enterprise Consulting Service Partnership (Limited Partnership)

/s/ Huatai (Ningxia) Enterprise Consulting Service Partnership (Limited Partnership)

Managing Partner (or entrusted representative) (Stamp): /s/ CHEN Bingqing

Target Company: Pintec (Yinchuan) Technology Co., Ltd.

/s/ Pintec (Yinchuan) Technology Co., Ltd.

Legal representative (or authorized representative): /s/ CUI Xiaofeng

Original Shareholder: Pintec (Ganzhou) Technology Co., Ltd.

/s/ Pintec (Ganzhou) Technology Co., Ltd.

Legal representative (or authorized representative): /s/ WEI Wei

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